Exhibit (12)

Paul Carman Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3443 carman@chapman.com

___________, 2025

Board of Trustees

Exchange Traded Concepts Trust

10900 Hefner Pointe Drive, Suite 400

Oklahoma City, Oklahoma 73120

Re:	Agreement and Plan of Reorganization, dated as of the date hereof (the “Plan”), by Exchange Traded Concepts Trust (the “Trust”), on behalf of the Bitwise Crypto Industry Innovators ETF, a series of the Trust (the “Acquired Fund”), and the Bitwise Crypto Industry Innovators ETF, a series of the Bitwise Funds Trust (the “Acquiring Fund”); and (ii) Exchange Traded Concepts, LLC, solely in connection with the payment of expenses.

Ladies and Gentlemen:

This opinion is furnished to you pursuant to the Plan. You have requested our opinion as to certain U.S. federal income tax consequences of the reorganizations of the Acquired Fund and Acquiring Fund that will consist of, pursuant to the Plan: (1) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for (i) shares of beneficial interests of the Acquiring Fund (“Acquiring Fund Shares”) and cash in lieu of fractional shares of the Acquiring Fund and (ii) the assumption of the liabilities of the Acquired Fund by the Acquiring Fund; (2) the distribution of the Acquiring Fund Shares and cash in lieu of fractional shares of the Acquiring Fund to the shareholders of the Acquired Fund; and (3) followed immediately by the complete liquidation of the Acquired Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, with respect to the Acquired Fund and the Acquiring Fund, are referred to herein as a “Reorganization.”

In rendering our opinion, we have reviewed and relied upon (a) the Plan, (b) certain representations concerning the Reorganization made to us in letters from the Trust dated as of the date hereof (the “Representation Letters”), (c) the Trust’s Registration Statement filed on Form N-14 (the “Registration Statement”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. In our review, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Plan or the other documents supplied to us. All terms used herein, unless otherwise defined, are used as defined in the Plan.

Board of Trustees of Exchange Traded Concepts Trust

___________, 2025

For purposes of our opinions, we have assumed (i) that all representations set forth in the in the Representation Letters will be true and correct in all material respects as of the Closing Date (and that any such representations made “to the best knowledge of,” “to the knowledge of,” “in the belief of,” or otherwise similarly qualified, are true and correct in all material respects without any such qualification) and (ii) that the Acquiring Fund and the Acquired Fund, as of the Closing Date of the Reorganization, satisfy and, following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company (a “RIC”).

Based on the foregoing, and provided the Reorganization is carried out in accordance with the laws of the State of Delaware, the Plan and the Representation Letters, it is our opinion that with respect to the Reorganization:

1.     The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund, as provided for in the Plan, in exchange for Acquiring Fund Shares (and cash in lieu of fractional shares, if any) and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares (and cash in lieu of fractional shares, if any) in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.     No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to, and assumption of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Acquired Fund’s taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.     No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for the assumption of the liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

Board of Trustees of Exchange Traded Concepts Trust

___________, 2025

4.     No gain or loss will be recognized by the Acquired Fund upon the distribution of Acquiring Fund Shares by the Acquired Fund to shareholders of the Acquired Fund in complete liquidation (in pursuance of the Plan) of the Acquired Fund pursuant to Section 361(c)(1) of the Code.

5.     The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer pursuant to Section 362(b) of the Code.

6.     The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

7.     No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their Acquired Fund shares solely for Acquiring Fund Shares (except with respect to cash, if any, received in lieu of fractional shares) pursuant to Section 354(a) of the Code.

8.     The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Acquired Fund (including fractional shares to which the shareholder would be entitled but for the distribution of cash in lieu of fractional shares) will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor pursuant to Section 368(a)(1) of the Code.

9.     The holding period of the Acquiring Fund Shares received by a shareholder of the Acquired Fund will include the holding period of the Acquired Fund shares exchanged therefor, provided that the shareholder held the Acquired Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on the Acquired Fund, Acquiring Fund or any Acquired Fund shareholder with respect to any asset as to which unrealized gains and losses are required to be recognized for U.S. federal income tax purposes under a mark-to-market system of accounting.

Board of Trustees of Exchange Traded Concepts Trust

___________, 2025

Our opinions are limited solely to the Reorganization. This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinions are conditioned upon the performance by the Trust on behalf of the Acquiring Fund and the Acquired Fund of their undertakings in the Plan and the Representation Letters.

Our opinions are being rendered to the Trust on behalf of the Acquiring Fund and the Acquired Fund, and may be relied upon only by the Trust, the Board of Trustees for the Trust, the Acquiring Fund, the Acquired Fund, and the shareholders of the Acquired Fund, and may not be relied upon by any other person or used for any other purpose without our express written consent.

We hereby consent to the references to our firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus heading Federal Tax Consequences. In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

chapman and cutler llp

By:
Paul Carman, Esq